SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

GUIDED THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

40171F105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 40171F105
1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Easton Hunt Capital Partners, L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,524,995(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,524,995(2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,995(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.53%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its manager, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Includes warrants to purchase 1,061,663 shares of the Issuer’s common stock (“Common Stock”) at an exercise price of $0.65 per share.
(3)

Based on 46,840,950 shares of Common Stock outstanding as of November 30, 2010, as reported in Amendment No. 1 to the Registration Statement on Form S-1, as filed by the Issuer with the Securities and Exchange Commission on December 6, 2010.

SCHEDULE 13G

CUSIP No.40171F105
1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EHC GP, LP(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,524,995(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,524,995(2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,995(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.53%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its manager, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Includes warrants to purchase 1,061,663 shares of the Issuer’s Common Stock at an exercise price of $0.65 per share.
(3)

Based on 46,840,950 shares of Common Stock outstanding as of November 30, 2010, as reported in Amendment No. 1 to the Registration Statement on Form S-1, as filed by the Issuer with the Securities and Exchange Commission on December 6, 2010.

SCHEDULE 13G

CUSIP No. 40171F105
1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EHC, Inc.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,524,995(2)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,524,995(2)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,524,995(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.53%(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Investment decisions of Easton Hunt Capital Partners, L.P. are made by its general partner, EHC GP, LP, through its manager, EHC, Inc. John Friedman is the President and Chief Executive Officer of EHC, Inc. Mr. Friedman shares voting and investing power over the shares owned by Easton Hunt Capital Partners, L.P. Each reporting owner disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

(2)	Includes warrants to purchase 1,061,663 shares of the Issuer’s Common Stock at an exercise price of $0.65 per share.
(3)

Based on 46,840,950 shares of Common Stock outstanding as of November 30, 2010, as reported in Amendment No. 1 to the Registration Statement on Form S-1, as filed by the Issuer with the Securities and Exchange Commission on December 6, 2010.

EXPLANATORY NOTE

The reporting persons identified in this Schedule 13G were previously required to report their beneficial ownership of common stock of Guided Therapeutics, Inc. (the “Issuer”) on Schedule 13D pursuant to Rule 13d-1(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”). Such reporting persons’ intent with respect to the investment has changed and therefore, they are eligible to report their beneficial ownership of the Issuer’s common stock on Schedule 13G. The reporting persons have entered into a joint file agreement, dated July 25, 2006, that is filed as an exhibit to the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission on July 26, 2006.

Item 1(a)	Name of Issuer: Guided Therapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 5835 Peachtree Corners East, Suite D Norcross, Georgia

Item 2(a)

Name of Person Filing:

This statement is being filed by the following persons with respect to the common stock and warrants to purchase common stock of Issuer directly owned by and options to acquire common stock of Issuer beneficially owned by Easton Hunt Capital Partners, LP, a Delaware limited partnership (“Easton Hunt Capital Fund”):

(A)   Easton Hunt Capital Fund;

(B)   EHC GP, LP, a Delaware limited liability company (“EHC GP”), the general partner of the Easton Capital Fund; and

(C)   EHC, Inc., a Delaware corporation (“EHC Inc.”), the manager of EHC GP.

Easton Hunt Capital Fund, EHC GP, and EHC Inc. are sometimes referred to herein as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Offices: The address for each of the Reporting Persons is: Attn: John H. Friedman 767 Third Avenue, 7th Floor New York, NY 10017

Item 2(c)	Citizenship: See Cover Pages, Item 4

Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

40171F105

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Act

	(b) ☐	Bank as defined in Section 3(a)(6) of the Act

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act

	(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940

	(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

	(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

	(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

	(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

	(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

	(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J)

	(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

Not applicable.

Item 4	Ownership.

	(a)	Amount beneficially owned: 3,524,995

	(b)	Percent of class: 7.53%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,524,995

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 3,524,995

(iv) Shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Each of the reporting persons may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purpose of Section 13(d) or 13(g) of the Act.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011	EASTON HUNT CAPITAL PARTNERS, L.P.

	By:	EHC GP, LP, its general partner

	By:	EHC, Inc., its general partner

	By:	/s/ John H. Friedman
John H. Friedman
President and Chief Executive Officer

EHC GP, LP

	By:	EHC, Inc., its general partner

	By:	/s/ John H. Friedman
John H. Friedman
President and Chief Executive Officer

EHC, INC.

	By:	/s/ John H. Friedman
John H. Friedman
President and Chief Executive Officer